

Mail Stop 3720

October 2, 2017

Andrii Guzii
President
Strong Solutions, Inc.
2/13 Korolenko str.
Kharkov, Ukraine 61000

     **Re: Strong Solutions, Inc.
           Amendment No. 3 to Registration Statement on Form 10-12G
           Filed September 22, 2017
           File No. 0-55819**

Dear Mr. Guzii:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

1. We reiterate comment 3. Please provide an updated auditors' report covering your revised financial statements for the years ended December 31, 2015 and 2016.

Financial Statements

2. We note your response to comment 4. Since Mr. Guzii is your controlling shareholder, his relationship with Strong Solutions is analogous to a parent/subsidiary relationship. As such, the guidance in SAB Topic 1:B is applicable to your financial statements. Please revise to report contributed goods, services, and rented property and equipment as expenses and contributed capital, at fair value, in your historical financial statements.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Joseph Kempf, Senior Staff Accountant, at (202) 551-3352 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding the financial statements and related matters. Please contact Gregory Dundas, Attorney Advisor, at (202) 551-3436, Paul Fischer, Attorney Advisor, at (202) 551-3415, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications

cc: Jackson Morris, Esq.